T-Mobile US, Inc.
12920 SE 38th Street, Bellevue, WA 98006

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re:       Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that T-Mobile US, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the annual period ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 11, 2026.

Respectfully submitted,

T-Mobile US, Inc.

By:	/s/ Peter Osvaldik
Peter Osvaldik Chief Financial Officer